ANCHIANO THERAPEUTICS LTD.

February 10, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request of Anchiano Therapeutics Ltd.

Registration Statement on Form S-4, as amended

Filed on January 13, 2021 (File No. 333-252070)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Anchiano Therapeutics Ltd. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-252070), as amended (the “Registration Statement”), so that it may become effective at 1:30 p.m. Eastern Time on February 12, 2021, or as soon as possible thereafter.

The Company hereby authorizes Joshua A. Kaufman, Esq. of Cooley LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Kaufman at (212) 479-6495 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Kaufman.

Very truly yours,

ANCHIANO THERAPEUTICS LTD.

/s/ Neil Cohen
Neil Cohen
Interim Chief Executive Officer

cc:

Michal Berkner, Esq.

Joshua A. Kaufman, Esq.

Cooley LLP

Aaron M. Lampert, Esq.

Goldfarb Seligman & Co.

Adi Mor, Chief Executive Officer

Chemomab Ltd.

Shachar Hadar, Esq.

Ronen Bezalel, Esq.

David S. Glatt, Esq.

Jonathan M. Nathan, Esq.

Meitar | Law Offices